Exhibit 12.1
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

											Nine Months Ended
	Year Ended December 31,										September 30,
	2003		2004		2005		2006		2007		2008
Earnings
Income from continuing operations before provision for income taxes and extraordinary item	$216,454		$259,749		$308,174		$287,847		$102,900		$248,245
Minority interest in the income of subsidiaries with fixed charges (1)	—		—		—		—		15,996		28,359
Income from equity investees (2)	—		—		—		—		(25,132)		(32,083)
Distributed income from equity investees	—		—		—		—		19,902		12,876
Interest and amortization of deferred finance costs	63,692		69,736		87,185		94,411		364,533		487,848
Amortization of capitalized interest	370		433		494		567		881		1,046
Implicit rental interest expense	15,099		18,041		20,564		22,986		38,892		44,295

Total Earnings	$295,615		$347,959		$416,417		$405,811		$517,972		$790,586

Fixed Charges
Interest and amortization of deferred finance costs	$63,692		$69,736		$87,185		$94,411		$364,533		$487,848
Capitalized interest	2,300		2,131		2,144		2,955		19,009		16,966
Implicit rental interest expense	15,099		18,041		20,564		22,986		38,892		44,295

Total fixed charges	$81,091		$89,908		$109,893		$120,352		$422,434		$549,109

Ratio of earnings to fixed charges	3.65	x	3.87	x	3.79	x	3.37	x	1.23	x	1.44	x

(1)	The Company recognized an immaterial amount of minority interest in income from consolidated subsidiaries prior to 2007.
(2)	The Company recognized an immaterial amount of income from equity investees prior to 2007.